Exhibit 99.2

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. For a comprehensive understanding of Silvercorp’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and six months ended September 30, 2009 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended March 31, 2009, the related MD&A, Silvercorp’s Annual Information Form (available on SEDAR at www.sedar.com) and the Company’s annual report on Form 40-F. This MD&A refers to various non-GAAP measures, such as cash and total production cost per ounce of silver, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of November 9, 2009.

1.	Second Quarter Highlights and Significant Events

During the quarter ended September 30, 2009 (“Q2 2010”), financial highlights included:

Net earnings of $8.9 million, 83% higher compared to $4.9 million in the same quarter last year (“Q2 2009”);

Earnings per share of $0.06, double the earnings per share of $0.03 in the same quarter last year;

Production of 1.2 million ounces of silver and 15.2 million pounds of lead, representing 35% and 43% increases, respectively, compared to 0.8 million ounces of silver and 10.7 million pounds of lead produced in the same quarter last year;

Total production cost of negative $5.61 per ounce of silver and cash cost of negative $6.33 per ounce of silver, net credit of other metals, making Silvercorp an industry leading low-cost silver producer;

Generated $15.9 million cash from operating activities or $0.10 per share; and,

Total cash, cash equivalents and short term investments increased to $79.0 million.

2.	Operating Results

(a) Ore mined

In Q2 2010 Silvercorp mined 102,461 tonnes of ore, which was 22,073 tonnes less than Q2 2009 of 124,534 tonnes. During the six months ended September 30, 2009, the Company mined 206,385 tonnes of ores, compared to 260,478 tonnes in the same period last year.

The decrease was because the operations at TLP, LM and HPG mines were only partially resumed following last year’s suspension. This impact was partially offset as more ores were mined from the Ying Mine.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 1

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Metals Produced and Sold

The following table summarizes the total metal sold in each period under review.

	Three months ended September 30		Six months ended September 30
	2009	2008	2009	2008
Silver (‘000s ounces)	1,150	849	2,326	2,063
Gold (‘000 ounces)	0.3	0.5	0.6	0.8
Lead (‘000 pounds)	15,199	10,665	31,242	25,092
Zinc (‘000 pounds)	3,803	2,354	7,539	6,519

In Q2 2010, Silvercorp produced and sold 1.2 million ounces of silver, 15.2 million pounds of lead and 3.8 million pounds of zinc, which were 35%, 43% and 62% more than the 0.8 million ounces of silver, 10.7 million pounds of lead and 2.4 million pounds of zinc sold in Q2 2009.

During the six months ended September 30, 2009, the Company produced and sold 2.3 million ounces of silver, 31.2 million pounds of lead and 7.5 million pounds of zinc, an increase of 13%, 25% and 16%, respectively, compared to the same period last year.

The increase was mainly because (1) the head grade of run of mine ores improved significantly, since the Company implemented the quality control program in September last year. In Q2 2010, silver and lead head grades increased to 421g/t and 7.9% from 258g/t and 4.6%, respectively in Q2 2009; (2) the Company mined 81% ores from the Ying Mine, compared to 59% in the same period last year. With higher grades from the Ying mine, the Company produced more metals even though fewer tonnes of ore were mined compared to last year.

(c) Mining Cost

In Q2 2010, the consolidated total unit mining cost and the cash unit mining cost was $57.05 and $49.48 per tonne, a decrease of 18% and 5% respectively compared to the total unit mining costs of $69.94 and cash mining cost of $52.33 in Q2 2009.

During the six months ended September 30, 2009, the total unit mining costs and the cash unit mining costs were $54.81 and $46.59 per tonne, down 25% and 18% from $72.99 and $56.50 per tonne, respectively, a year ago.

The decrease of cash unit mining costs was mainly because of the operational improvement as a result of the quality control program. The decrease of total unit mining cost was also attributable to the less depletion charges related to HPG, TLP and LM mines, as those mines were written off last year.

The major components of the cash mining cost in Q2 2010 were: 41% for mining contractor costs; 24% for raw material costs; 13% for labour costs; 10% for utility costs and 12% for other miscellaneous costs etc.

(d) Milling Cost

The consolidated total unit milling costs in Q2 2010 was $10.06 per tonne and cash unit milling cost was $9.09 per tonne, representing a decrease of 19% and 21% from the total unit milling cost of $12.45 per tonne and cash unit milling cost $11.55 per tonne in Q2 2009.

During the six months ended September 30, 2009, the total unit milling costs and the cash unit milling costs were $11.16 and $10.17 per tonne, down 14% and 15% from $12.92 and $11.96 per tonne, respectively, a year ago.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The major components of cash milling costs in Q2 2010 were: 29% for raw materials; 33% utilities; 21% for mineral resources tax; 16% for labour costs and 1% for other miscellaneous costs.

(e) Cash and Total Costs per Ounce of Silver

Silvercorp continues to achieve industry-leading low total production costs per ounce of silver. In Q2 2010, the consolidated total production costs per ounce of silver was negative $5.61 and the cash cost per ounce of silver was negative $6.33, compared to the total production costs per ounce of silver of negative $0.06 and cash production costs of negative $2.65 in Q2 2009.

During the six months ended September 30, 2009, the total production cost per ounce of silver was negative $4.94 and the cash cost per ounce of silver was negative $5.70, compared to the total production costs per ounce of silver of negative $2.91 and cash production costs of negative $4.73.

To facilitate a better understanding of cash and total production cost per ounce of silver (non-GAAP measures), the following tables provide a reconciliation of those measures to the financial statements for three and six months ended September 30, 2009 and 2008, respectively.

		Three months ended September 30, 2009
	YING	HPG	TLP	LM	Consolidation
Cost of sales	$4,664	$391	$46	$72	$5,173
By-product lead, zinc, and gold sales	(11,569)	(782)	(72)	(28)	(12,450)
Total adjusted cash costs	(6,905)	(391)	(26)	44	(7,277)
Ounces of silver sold	1,107	32	7	4	1,150
Total cash costs per ounce of silver	$(6.24)	$(12.22)	$(3.64)	$10.85	$(6.33)

Total adjusted cash costs	$(6,905)	$(391)	$(26)	$44	$(7,277)
Amortization and depletion	805	15	2	2	824
Total adjusted cost of goods sold	(6,100)	(376)	(24)	46	(6,453)
Ounces of silver sold	1,107	32	7	4	1,150
Total production cost per ounce of silver	$(5.51)	$(11.75)	$(3.43)	$11.34	$(5.61)

		Three months ended September 30, 2008
	YING	HPG	TLP	LM	Consolidation
Cost of sales	$4,597	$648	$1,835	$588	$7,668
By-product lead, zinc, and gold sales	(7,794)	(1,226)	(699)	(201)	(9,919)
Total adjusted cash costs	(3,197)	(578)	1,136	387	(2,251)
Ounces of silver sold	622	55	79	93	849
Total cash costs per ounce of silver	$(5.14)	$(10.48)	$14.34	$4.17	$(2.65)

Total adjusted cash costs	$(3,197)	$(578)	$1,136	$387	$(2,251)
Amortization and depletion	1,058	259	492	392	2,201
Total adjusted cost of goods sold	(2,139)	(319)	1,628	778	(50)
Ounces of silver sold	622	55	79	93	849
Total production cost per ounce of silver	$(3.44)	$(5.80)	$20.55	$8.39	$(0.06)

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Six months ended September 30, 2009
	YING	HPG	TLP	LM	Consolidation
Cost of sales	$9,192	$779	$63	$111	$10,145
By-product lead, zinc, and gold sales	(21,767)	(1,450)	(127)	(54)	(23,398)
Total adjusted cash costs	(12,575)	(671)	(64)	57	(13,253)
Ounces of silver sold	2,241	61	14	10	2,326
Total cash costs per ounce of silver	$(5.61)	$(11.00)	$(4.43)	$5.81	$(5.70)

Total adjusted cash costs	$(12,575)	$(671)	$(64)	$57	$(13,253)
Amortization and depletion	1,719	27	4	3	1,753
Total adjusted cost of goods sold	(10,856)	(644)	(60)	60	(11,500)
Ounces of silver sold	2,241	61	14	10	2,326
Total production cost per ounce of silver	$(4.84)	$(10.56)	$(4.29)	$6.00	$(4.94)

	Six months ended September 30, 2008
	YING	HPG	TLP	LM	Consolidation
Cost of sales	$10,286	$1,709	$2,245	$1,367	$15,607
By-product lead, zinc, and gold sales	(20,083)	(3,414)	(1,391)	(485)	(25,372)
Total adjusted cash costs	(9,797)	(1,705)	854	882	(9,765)
Ounces of silver sold	1,598	134	166	165	2,063
Total cash costs per ounce of silver	$(6.13)	$(12.71)	$5.13	$5.34	$(4.73)

Total adjusted cash costs	$(9,797)	$(1,705)	$854	$882	$(9,765)
Amortization and depletion	1,688	829	638	614	3,769
Total adjusted cost of goods sold	(8,108)	(876)	1,491	1,496	(5,996)
Ounces of silver sold	1,598	134	166	165	2,063
Total production cost per ounce of silver	$(5.08)	$(6.54)	$8.97	$9.07	$(2.91)

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Operation Review

(i) The following table summarizes historical operating information for each mine and consolidated totals for the three months ended September 30, 2009:

	Three months ended September 30, 2009
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,550	37	2	-	3,589
Stockpiled Ores (tonne)	79,713	5,008	7,545	6,606	98,872
	83,263	5,045	7,547	6,606	102,461

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,550	37	2	-	3,589
Stockpiled Ores Milled (tonne)	80,657	8,034	886	606	90,183
	84,207	8,071	888	606	93,772

Mining cost per tonne of ore mined ($)	54.71	75.41	74.56	91.50	57.05
Cash mining cost per tonne of ore mined ($)	46.16	70.47	70.46	83.20	49.48
Non cash mining cost per tonne of ore mined ($)	8.55	4.94	4.10	8.30	7.57

Unit shipping costs ($)	3.45	3.58	3.16	2.72	3.39

Milling cost per tonne of ore milled ($)	10.16	14.14	8.71	10.45	10.06
Cash milling cost per tonne of ore milled ($)	9.19	13.18	7.68	9.45	9.09
Non cash milling cost per tonne of ore milled ($)	0.96	0.97	1.02	1.00	0.97

Average Production Cost
Silver ($ per ounce)	2.53	3.77	3.46	10.81	2.63
Gold ($ per ounce)	110.57	268.51	-	-	149.85
Lead ($ per pound)	0.16	0.23	0.23	0.78	0.16
Zinc ($ per pound)	0.12	0.11	-	-	0.13

Total production cost per ounce of Silver ($)	(5.51)	(11.75)	(3.43)	11.34	(5.61)
Total cash cost per ounce of Silver ($)	(6.24)	(12.22)	(3.64)	10.85	(6.33)

Total Recovery of the Run of Mine Ores
Silver (%)	92.8	87.1	81.7	77.3	92.6
Lead (%)	96.6	90.9	85.6	64.5	96.1
Zinc ( %)	71.2	63.4	-	-	70.9

Head Grades of Run of Mine Ores
Silver (gram/tonne)	452.5	134.9	107.7	281.0	421.1
Lead (%)	8.1	5.7	4.9	4.2	7.9
Zinc (%)	3.0	0.9	-	-	2.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,107	32	7	4	1,150
Gold (in thousands of ounce)	0.1	0.2	-	-	0.3
Lead (in thousands of pound)	14,084	987	93	35	15,199
Zinc (in thousands of pound)	3,707	96	-	-	3,803
Metal Sales
Silver ($)	12,178	328	83	46	12,635
Gold ($)	48	140	-	-	188
Lead ($)	9,546	613	72	28	10,259
Zinc ($)	1,974	29	-	-	2,003
	23,746	1,110	155	74	25,085
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.00	10.15	11.68	11.35	10.99
Gold ($ per ounce)	480.00	723.71			626.67
Lead ($ per pound)	0.68	0.62	0.78	0.82	0.67
Zinc ($ per pound)	0.53	0.30	-	-	0.53

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) The following table summarizes historical operating information for each mine and consolidated totals for the three months ended September 30, 2008:

	Three months ended September 30, 2008
	YING	HPG	TLP	LM Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	2,387	135	34	15	2,571
Stockpiled Ores (tonne)	71,456	17,302	22,333	10,872	121,963
	73,843	17,437	22,367	10,887	124,534

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	2,387	135	34	15	2,571
Stockpiled Ores Milled (tonne)	69,492	19,233	28,532	8,441	125,698
	71,879	19,368	28,566	8,456	128,269

Mining cost per tonne of ore mined ($)	72.85	66.64	59.02	77.90	69.94
Cash mining cost per tonne of ore mined ($)	55.71	48.48	43.54	53.60	52.33
Non cash mining cost per tonne of ore mined ($)	17.14	18.16	15.48	24.30	17.61

Unit shipping costs ($)	3.46	4.57	1.75	6.28	3.44

Milling cost per tonne of ore milled ($)	12.24	13.82	13.33	11.71	12.45
Cash milling cost per tonne of ore milled ($)	11.24	13.21	12.20	11.71	11.55
Non cash milling cost per tonne of ore milled ($)	1.00	0.62	1.13	-	0.91

Average Production Cost
Silver ($ per ounce)	4.46	5.21	17.30	8.95	5.89
Gold ($ per ounce)	145.87	334.67	581.06	416.80	304.74
Lead ($ per pound)	0.31	0.38	1.04	0.36	0.40
Zinc ($ per pound)	0.15	0.19	-	-	0.20

Total production cost per ounce of Silver ($)	(3.44)	(5.80)	20.55	8.39	(0.06)
Total cash cost per ounce of Silver ($)	(5.14)	(10.48)	14.34	4.17	(2.65)

Total Recovery of the Run of Mine Ores
Silver (%)	91.3	84.0	82.8	88.8	89.5
Lead (%)	95.6	93.0	79.1	89.4	93.4
Zinc ( %)	68.2	68.5	-	-	68.2

Head Grades of Run of Mine Ores
Silver (gram/tonne)	331.2	134.6	140.3	309.7	257.6
Lead (%)	6.0	4.2	2.0	2.4	4.6
Zinc (%)	2.5	0.9	-	-	1.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	622	55	79	93	849
Gold (in thousands of ounce)	0.1	0.3	0.1	-	0.5
Lead (in thousands of pound)	8,096	1,312	898	358	10,665
Zinc (in thousands of pound)	2,301	53	-	-	2,354
Metal Sales
Silver ($)	7,493	569	1,001	1,121	10,184
Gold ($)	8	227	15	28	278
Lead ($)	6,847	978	684	173	8,682
Zinc ($)	939	20	-	-	959
	15,286	1,795	1,700	1,322	20,103
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.04	10.31	12.64	12.08	11.99
Gold ($ per ounce)	394.23	688.87	424.5	-	617.78
Lead ($ per pound)	0.85	0.75	0.76	0.48	0.81
Zinc ($ per pound)	0.41	0.37	-	-	0.41

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iii)The following table summarizes historical operating information for each mine and consolidated totals for the six months ended September 30, 2009:

	Six months ended September 30, 2009
	YING	HPG	TLP	LM Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	7,323	144	8	-	7,475
Stockpiled Ores (tonne)	162,188	14,471	11,729	10,522	198,910
	169,511	14,615	11,737	10,522	206,385

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	7,323	144	8	-	7,475
Ores Milled (tonne)	157,987	15,441	1,531	1,079	176,038
	165,310	15,585	1,539	1,079	183,513

Mining cost per tonne of ore mined ($)	53.77	47.86	69.92	64.42	54.81
Cash mining cost per tonne of ore mined ($)	44.26	46.15	65.93	63.19	46.59
Non cash mining cost per tonne of ore mined ($)	9.51	1.71	3.99	1.23	8.22

Unit shipping costs($)	3.50	3.57	2.99	2.72	3.44

Milling cost per tonne of ore milled ($)	11.13	12.54	11.41	10.45	11.16
Cash milling cost per tonne of ore milled ($)	10.13	11.54	10.35	9.45	10.17
Non cash milling cost per tonne of ore milled ($)	0.99	1.01	1.05	1.00	0.99

Average Production Cost
Silver ($ per ounce)	2.52	3.93	2.51	7.50	2.60
Gold ($ per ounce)	116.39	253.50	-	-	147.21
Lead ($ per pound)	0.15	0.23	0.16	0.49	0.15
Zinc ($ per pound)	0.12	0.16	-	-	0.12

Total production cost per ounce of Silver ($)	(4.84)	(10.56)	(4.29)	6.00	(4.94)
Total cash cost per ounce of Silver ($)	(5.61)	(11.00)	(4.43)	5.81	(5.70)

Total Recovery of the Run of Mine Ores
Silver (%)	93.1	86.9	84.6	84.1	92.8
Lead (%)	96.5	93.5	89.8	64.6	96.2
Zinc ( %)	73.7	70.3	-	-	73.6

Head Grades of Run of Mine Ores
Silver (gram/tonne)	470.0	138.0	95.5	347.2	437.9
Lead (%)	8.6	6.1	5.3	5.3	8.3
Zinc (%)	3.0	1.1	-	-	2.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	2,241	61	14	10	2,326
Gold (in thousands of ounce)	0.2	0.4	-	-	0.6
Lead (in thousands of pound)	29,101	1,870	190	80	31,242
Zinc (in thousands of pound)	7,286	253	-	-	7,539
Metal Sales
Silver ($)	23,406	605	149	99	24,259
Gold ($)	106	254	1	1	362
Lead ($)	18,035	1,093	126	53	19,307
Zinc ($)	3,626	103	-	-	3,729
	45,173	2,055	276	153	47,657
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	10.44	10.00	10.35	10.09	10.43
Gold ($ per ounce)	481.82	645.69	-	-	589.58
Lead ($ per pound)	0.62	0.58	0.66	0.66	0.62
Zinc ($ per pound)	0.50	0.41	-	-	0.49

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iv)The following table summarizes historical operating information for each mine and consolidated totals for the six months ended September 30, 2008:

	Six months ended September 30, 2008
	YING	HPG	TLP	LM Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	5,458	328	87	86	5,959
Stockpiled Ores (tonne)	149,023	32,632	47,526	25,338	254,519
	154,481	32,960	47,613	25,424	260,478

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	5,458	328	87	86	5,959
Ores Milled (tonne)	144,183	32,396	51,936	19,956	248,471
	149,641	32,724	52,023	20,042	254,430

Mining cost per tonne of ore mined ($)	69.44	79.62	58.90	112.35	72.99
Cash mining cost per tonne of ore mined ($)	55.61	53.60	49.05	79.65	56.50
Non cash mining cost per tonne of ore mined ($)	13.83	26.02	9.85	32.70	16.49

Unit shipping costs ($)	3.54	4.02	1.89	5.27	3.44

Milling cost per tonne of ore milled ($)	11.75	13.41	14.00	17.75	12.92
Cash milling cost per tonne of ore milled ($)	10.80	12.13	12.86	17.75	11.96
Non cash milling cost per tonne of ore milled ($)	0.95	1.28	1.14	-	0.96

Average Production Cost
Silver ($ per ounce)	3.73	6.00	10.37	9.69	4.72
Gold ($ per ounce)	115.23	329.38	342.65	424.78	232.29
Lead ($ per pound)	0.26	0.43	0.66	0.52	0.33
Zinc ($ per pound)	0.15	0.22	-	-	0.19

Total production cost per ounce of Silver ($)	(5.08)	(6.54)	8.97	9.07	(2.91)
Total cash cost per ounce of Silver ($)	(6.13)	(12.71)	5.13	5.34	(4.73)

Total Recovery of the Run of Mine Ores
Silver (%)	92.1	84.1	82.8	89.6	90.3
Lead (%)	96.5	93.8	79.1	87.5	94.2
Zinc ( %)	66.2	67.3	-	-	66.2

Head Grades of Run of Mine Ores
Silver (gram/tonne)	364.2	146.9	159.4	309.3	290.0
Lead (%)	6.3	5.0	2.3	2.3	5.0
Zinc (%)	2.9	0.8	-	-	1.8

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,598	134	166	165	2,063
Gold (in thousands of ounce)	-	0.8	-	-	0.8
Lead (in thousands of pound)	19,345	3,335	1,727	685	25,092
Zinc (in thousands of pound)	6,363	157	-	-	6,519
Metal Sales
Silver ($)	19,898	1,581	2,075	2,037	25,590
Gold ($)	25	544	27	30	625
Lead ($)	16,886	2,803	1,365	454	21,507
Zinc ($)	3,173	67	-	-	3,240
	39,980	4,995	3,466	2,521	50,962
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.46	11.80	12.47	12.34	12.40
Gold ($ per ounce)	384.74	648.25	411.98	540.57	610.95
Lead ($ per pound)	0.87	0.84	0.79	0.66	0.86
Zinc ($ per pound)	0.50	0.43	-	-	0.50

(v) Ying Mine (77.5%)

Production from Ying Mine commenced on April 1, 2006. Since then, the Ying property has become the Company’s primary focus and most profitable project.

The Ying Mine continually performed well in Q2 2010. Total ores mined were 83,263 tonnes, of which 3,550 tonnes were direct smelting ores. This represented a 13% increase from 73,843 tonnes mined in Q2 2009. The production improvement was further reflected in the improved silver head grade of run of mine ores, which increased to 453 g/t in Q2 2010 from 331 g/t in Q2 2009. However, silver head graded decreased from 488 g/t last quarter, as mining was at a broken zone, causing higher dilution during the quarter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the six months ended September 30, 2009, total ores mined were 169,511 tonne, of which 7,323 tonnes were direct smelting ores. This represented a 10% increase from 154,481 tonnes mined in the same period last year. The silver head grade of run of mine ores increased to 470 g/t from 364 g/t a year ago.

In Q2 2010, the Ying Mine incurred $2.0 million of development and exploration expenditures to expand the mineral resources and to develop underground tunnels, sink shafts and build declines. A total of 8,115 meters of tunnels, 6,662 meters of diamond drilling, 23 meters of shaft and 92 meters of decline were completed during the quarter.

During the six months ended September 30, 2009, the Ying Mine incurred $3.8 million in development and exploration expenditures. A total of 17,529 meters of tunnel, 16,130 meters of diamond drilling, 300 meters of shaft and 218 meters of decline were completed.

(vi) HPG Property (70%)

Production at HPG originally commenced in April 2007. In December 2008, mining operations at the HPG Mine were suspended in light of the economic downturn and the decline of metal prices. In May 2009, in response to the improving commodity prices, the HPG mine operation was partially resumed. The total ores mined in Q2 2010 was 5,045 tonnes, which was about 29% of the 17,437 tonnes mined in Q2 2009. During the six months ended September 30, 2009, total ores mined were 14,615 tonne, about 44% of the 32,960 tonnes mined in same period last year.

In Q2 2010, a total of 1,956 meters of tunnel and 2,574 meters of diamond drilling were completed. During the six months ended September 30, 2009, a total of 3,453 meters of tunnel, 4,890 meters of diamond drilling and 114 meters of decline were completed.

(vii) TLP Mine (77.5%)

Production from the TLP mine originally commenced in April 2008. In December 2008, mining operations at the TLP Mine were suspended in light of the economic downturn and the associated decline of metal prices. In May 2009, in response to the improving commodity prices, the TLP mine operation was partially resumed. The total ore mined in Q2 2010 was 7,547 tonnes, which was about 34% of the 22,367 tonnes mined in Q2 2009. During the six months ended September 30, 2009, total ores mined were 11,737 tonnes, about 25% of the 47,613 tonnes mined in same period last year.

In Q2 2010, a total of 2,551 meters of tunnel, 8,048 meters of diamond drilling and 152 meters of decline were completed. During the six months ended September 30, 2009, a total of 4,158 meters of tunnel, 12,453 meters of diamond drilling and 267 meters of decline were completed.

(viii) LM Mine (70%)

Production of from the LM mine originally commenced in April 2008. In December 2008, mining operations at the LM Mine were suspended in light of the economic downturn and the decline of metal prices. In May 2009, in response to the improving commodity prices, the LM Mine operation was partially resumed. The total ore mined in Q2 2010 was 6,606 tonnes, which was about 61% of the 10,887 tonnes mined in Q2 2009. During the six months ended September 30, 2009, total ores mined were 10,522 tonne, about 42% of the 25,424 tonnes mined in same period last year.

In Q2 2010, a total of 1,442 meters of tunnel and 4,816 meters of diamond drilling were completed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the six months ended September 30, 2009, a total of 3,135 meters of tunnel and 8,372 meters of diamond drilling were completed.

(ix) Nabao Project (82%)

In May 2009, the Company entered a contract to sell the Nabao Project for $732 (RMB¥5.0 million) to a third party, and a deposit of $146 (RMB¥1.0 million) was received as of September 30, 2009. The transaction is subject to the Chinese government’s approval.

(x) GC Projects (95%)

GC Project is a pre-development stage Ag-Pb-Zn project in Guangdong Province, China. Since its acquisition in June 2008, the Company has incurred $2.0 million in its drilling program, of which $0.3 million was incurred in Q2 2010.

The Company has made the following progress in applying for a mining permit and advancing the project towards production:

•
An Environmental Assessment Report was completed in March 2009 and has passed a review by an expert panel appointed by the Environmental Protection Bureau of Guangdong Province and by the local community. The panel has recommended that the Environmental Protection Bureau approve the GC project mining development. Pending receipt of the final approval from the Environmental Protection Bureau, a mining permit application can be submitted to the Ministry of Land and Resources of China in Beijing.

•	In June 2009, the Company completed a NI 43-101 technical report update for the GC Ag-Pb-Zn project. Using a 150 g/t silver equivalent cutoff grade, the GC deposit contains 28.5 million ounces of silver, 96,000 tonnes of lead, and 214,000 tonnes of zinc in the Measured and Indicated categories and 30.8 million ounces of silver, 115,000 tonnes of lead and 213,000 tonnes of zinc in the Inferred category.

•	The Company has engaged a Chinese engineering firm with Class A qualifications in mine and mill designs to provide a full mine and mill design for the GC project. This will be equivalent to a feasibility study in Canada.

3.	Financial Results

Metal Prices

The sales prices of metals are based on the Shanghai White Platinum & Silver Exchange (“SHWSE”) as quoted at www.ex-silver.com for silver prices while lead and zinc prices are based on the Shanghai Metals Exchange (“SHMET”) as quoted at www.shmet.com, and gold prices are based on the Shanghai Gold Exchange as quoted at www.sge.com.cn. These metal prices vary from those quoted on the North American and European market places. A comparison of SHWSE and SHMET prices with London Fix (“LF”) and London Metals Exchange (“LME”) prices for Q2 2010 are as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Net smelter return (“NSR”) is the Shanghai quoted market price, net of smelter charges and the value added tax (17%). The following tables summarized the average NSR prices for each metal during the three and six months ended September 30, 2009 and 2008, respectively.

	Three months ended September 30,			Six months ended September 30,
	2009	2008	%change	2009	2008	%change
Silver (US$/oz)	10.99	11.99	-8%	10.43	12.40	-16%
Gold (US$/oz)	626.67	617.78	+1%	589.58	610.95	-3%
Lead (US$/lb)	0.67	0.81	-17%	0.62	0.86	-28%
Zinc (US$/lb)	0.53	0.41	29%	0.49	0.50	-2%

Net Income in Q2 2010 was $8.9 million or $0.06 per share, representing an increase of 83% compared to $4.9 million or $0.03 per share in Q2 2009, and was 19% higher than net income in Q1 2010 of $7.5 million or $0.05 per share. The profitability improvement in Q2 2010, despite of lower silver and lead prices, was mainly the result of the quality control program implemented in the third quarter last year.

For the six months ended September 30, 2009, net income was $16.4 million, in line with $16.5 million in same period last year. The net income of the current six month period was within the management’s expectation. Although metal prices, while improving over the last nine months, have not fully rebounded to the levels of the previous year, the greater quantity of metals sold in the current period offset the impact of the lower metal prices

Sales in Q2 2010 increased by $5.0 million or 25% to $25.1 million compared to the sales of $20.1 million in Q2 2009. In Q2 2010, the Company sold 1.2 million ounce of silver, 15.2 million pound of lead and 3.8 million pound of zinc, which were 35%, 43% and 62% higher than Q2 2009. The greater quantity of metal sold offset the impact of lower metal prices in Q2 2010, which were down 8% for silver and 17% for lead, compared to Q2 2009.

During the six months ended September 30, 2009, the Company recorded sales of $47.7 million, $3.3 million or 6% lower than six months ended September 30, 2008. The quantity of silver and lead sold in this year period was 13% and 25% respectively greater than a year ago; however, this could not fully offset the impact of lower metal prices, which was down 16% for silver and 28% for lead, respectively.

Cost of goods sold (including amortization and depletion) in Q2 2010 was $6.0 million, a $3.9 million or 39% reduction from the $9.9 million cost of goods sold in Q2 2009, despite the greater quantities of silver and lead sold. The cost of goods sold amount consisted of a $5.2 million cash portion and $0.8 million of amortization and depletion, which decreased by 33% and 63%, respectively, compared to $7.7 million and $2.2 million in Q2 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The decrease of the cash portion of costs of goods sold was mainly attributable to higher grades of ores mined. The higher grade of ores mined was due to: (1) higher silver head grade at the Ying Mine, which increased to 453 g/t in Q2 2010 from 331 g/t in Q2 2009; (2) lower cash portion of cost of goods sold was also a result of lower mining costs per tonne due to the better cost controls and operational improvements resulting from the quality control program put in place last year and; (3) reduced dilution from HPG, TLP, and LM mines as the mine operation at those mines were only partially resumed following the suspension of production in December 2008. About 81% of the production in the current quarter was from the low cost and high grade ores at Ying Mine while about 59% of production was from Ying Mine in Q2 2009.

During the six months ended September 30, 2009, cost of goods sold, including amortization and depletion, was $11.9 million, down 39% from $19.4 million in a year ago.

Amortization and depletion decreased because only nominal depletion was charged to TLP, LM and HPG mines, as those mines were written off in December 2008.

Gross profit margin improved to 76% from 51% in Q2 2009, despite of the lower metal prices, as the Company was successful on reducing its cost of goods sold by 39% while increasing the quantities of silver, lead and zinc sold.

During the six months ended September 30, 2009, gross profit margin was 75%, compared to 62% in the same period last year.

Accretion of asset retirement obligation in Q2 2010 was $0.03 million, $0.01 million lower than Q2 2009. During the six months ended September 30, 2009 and 2008, accretion expenses were $0.06 million. The Company’s asset retirement obligations are related to the reclamation costs of the Ying, HPG, TLP and LM properties and were calculated using a credit-adjusted risk-free discount rate of 6%. The total undiscounted amount of cash flows required to settle the obligations were estimated at approximately $3.1 million, assuming the cash flow will be at the end of mine lives, which range from six to ten years.

Amortization was $0.17 million in Q2 2010, which was in line with the $0.15 million charged in Q2 2009. For six months ended September 30, 2009 and 2008, amortization was $0.4 million.

Foreign exchange loss in Q2 2010 was $0.08 million compared to a foreign exchange gain of $3.2 million recorded in Q2 2009. During the six months ended September 30, 2009 and 2008, the Company recorded a foreign exchange gain of $1.4 million and $3.0 million, respectively.

Foreign exchange gain or loss was mainly a result of the unrealized loss (gain) arising from the translation of Chinese Yuan denominated monetary items in the Company’s integrated operations defined by Canadian GAAP.

General exploration and property investigation expenses in Q2 2010 were $1.0 million, comparable to $1.2 million in Q2 2009. During the six months ended September 30, 2009, the Company recorded general exploration and property investigation expenses of $3.3 million, $1.6 million higher than a year ago. The increase was because about $1.3 million exploration costs incurred at TLP, HPG and LM mines in Q1 2010 was expensed, while all exploration expenditures at those mines were capitalized in other times.

Investor relations expenses were $0.1 million in Q2 2010, compared to $0.3 million in Q2 2009. During the six months ended September 30, 2010 investor relations expenses were $0.2 million, down from $0.4 million in the prior year period as the Company participated in fewer investor relations events.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

General and administrative expenses, including stock-based compensation, were $1.8 million, a decrease of 21% compared to the expense of $2.3 million recorded in Q2 2009. For the six months ended September 30, 2009, general and administrative expenses were $4.5 million, a decrease of 14% compared to $5.2 million the same period last year. The decrease was a result of the quality control program implemented in last year.

Professional fees were $0.7 million, which was in line with Q2 2009 of $0.9 million. For the six months ended September 30, 2009 and 2008, professional fees were $1.2 million and $1.2 million, respectively.

Impairment charges and bad debt recovered to $0.08 million in Q2 2009 from the previous period bad debt provision. During the six months ended September 30, 2009, the impairment charges and bad debt expenses of $698, consisted of a write down of an accounts receivable of $503 relating to a disposal of an exploration permit in fiscal year 2008, and a $195 unrealized loss on the investment in Dajin Resources Corp., which was an accounting reclassification from accumulated other comprehensive loss. There was no similar charge and expense in the same period last year.

Equity loss in investment of $0.1 million in Q2 2010, compared with $1.2 million in Q2 2009. During the six months ended September 30, 2009 and 2008, equity loss in investment was $0.2 million and $1.4 million, respectively. Equity loss in investment represented the equity pick up from New Pacific Metal Corp. (“NUX”). NUX wrote off an exploration property of $6 million, resulting in a larger loss last year.

Loss on disposal of property, plant and equipment was $0.9 million, compared with $nil in Q2 2009. During the six months ended September 30, 2009 and 2008, loss on disposition were $1.1 million and $nil, respectively. Loss on disposition was mainly due to the Company shutting down a small milling facility near the TLP Mine. The ores from the TLP Mine will now be processed in a bigger mill to minimize the environmental impact.

Other income in Q2 2010 was $0.05 million, compared to $0.09 million in Q2 2009. During the six months period ended September 30, 2009 and 2008, the Company recorded other income of $0.2 million and $0.1 million, respectively. Other income included miscellaneous income such as government grants of $0.1 million received in Q1 2010.

Interest income in Q2 2010 was $0.16 million, compared with $0.24 million in Q2 2009. During the six months ended September 30, 2009 and 2008, interest income were $0.4 million and $1.0 million, respectively. The lower interest income this period was due to the lower interest rates.

Income tax expense was $2.4 million (Q2 2009 - $1.1 million) comprised of current income tax expenses of $1.9 million (Q2 2009 - $1.4 million) and a future income tax expense of $0.4 million (Q2 2009 - recovery of $0.2 million). The income tax rate for the Ying Mine is 12.5% for calendar years 2008, 2009 and 2010 and 25% thereafter. During the six months ended September 30, 2009 and 2008, income tax expenses were $3.7 million and $3.0 million, respectively. The higher current income tax in this period was consistent with the higher taxable income.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Annual Financial Results

The following table sets out highlights of Silvercorp’s financial results together with selected balance sheet information for the years ended March 31, 2009, 2008, and 2007.

	2009	2008	2007
Sales	$83,523	$108,363	$39,777
Gross profit	47,836	85,041	30,849
Expenses	11,750	12,680	6,421
Impairment charges	50,707	-	-
Other items	(782)	7,324	5,336
Net income (loss)	(15,997)	59,937	22,023
Basic earnings (loss) per share	(0.11)	0.41	0.15
Diluted earnings (loss) per share	(0.11)	0.40	0.15

Total assets	205,202	190,267	94,151
Total shareholders equity	152,446	148,992	77,538
Cash dividend declared	8,030	6,891	-
Cash dividend declared per share	0.06	0.05	-

5.	Summary of Quarterly Financial Results

The tables below set out highlights of Silvercorp’s quarterly results for the past eight quarters.

	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Sales	$25,085	$22,571	$17,392	$15,168
Gross profit	19,088	16,670	11,010	5,239
Expenses and foreign exchange	3,820	4,394	2,148	4,094
Impairment charges and bad debt (recovery)	(79)	777	2,907	47,433
Other items	(805)	60	(224)	(240)
Net income (loss)	8,893	7,487	1,238	(33,695)
Basic earnings (loss) per share	0.06	0.05	0.01	(0.22)
Diluted earnings (loss) per share	0.05	0.05	0.01	(0.22)

Cash dividend declared	3,020	2,770	2,564	2,476
Cash dividend declared per share	0.02	0.02	0.02	0.02

	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
Sales	$20,103	$30,859	$26,845	$30,091
Gross profit	10,234	21,352	20,229	24,209
Expenses	1,631	4,244	4,659	3,013
Other items	(910)	591	1,178	2,142
Net income	4,857	11,601	10,859	17,781
Basic earnings (loss) per share	0.03	0.08	0.07	0.12
Diluted earnings (loss) per share	0.03	0.08	0.07	0.12

Cash dividend declared	2,990	-	-	-
Cash dividend declared per share	0.02	-	-	-

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Liquidity and Capital Resources

(a) Working Capital

As at September 30, 2009, the working capital increased by 33% or $15.5 million to $63.1 million (March 31, 2009 - $47.6 million) comprised mainly of cash and cash equivalents of $49.8 million (March 31, 2009 - $41.5 million), short term investments of $29.2 million (March 31, 2009 - $24.0 million), accounts receivable, prepaids and deposits of $2.4 million (March 31, 2009 - $2.9 million), inventories of $4.0 million (March 31, 2009 - $1.5 million), and others of $0.4 million (March 31, 2009 - $0.2 million) offset by current liabilities of $22.7 million (March 31, 2009 - $23.4 million). The increase in working capital is mainly due to the $26.3 million of cash generated by the operating activities, during the six months ended September 30, 2009.

(b) Cash and Cash Equivalents, and Short Term Investments

Cash and cash equivalents plus short-term investments increased by $13.6 million or 21% to $79.0 million (March 31, 2009 - $65.4 million). The increase is mainly due to the $26.3 million cash generated by the operating activities during the six months ended September 30, 2009.

(c) Cash Flows

Operating activities generated $15.9 million in Q2 2010, an increase of $4.2 million, compared to $11.7 million in Q2 2009. Before changes in non-cash working capital items, which generated $0.3 million cash in Q2 2010 (Q2 2009 - $0.7 million), cash flow from operating activities in Q2 2010 was $15.6 million (Q2 2009 - $11.0 million). The higher operating cash flow in Q2 2010 was mainly because of higher revenue generated, as a result of the larger quantity of metal sold compared to Q2 2009.

During the six months ended September 30, 2009 and 2008, cash generated by operating activities were $26.3 million and $26.9 million, respectively.

Investing activities used $13.5 million in Q2 2010 (Q2 2009 - $1.7 million) as a result of: acquisition, exploration and development expenditures of $5.6 million (Q2 2009 - $14.1 million), purchases of equipment of $0.4 million (Q2 2009 - $4.9 million), purchase of marketable securities of $1.3 million (Q2 2009 - $nil), increase of term deposits of $4.8 million (Q2 2009 – redemption of $19.8 million), and increase of long term prepaid for $1.6 million (Q2 2009 - $2.4 million).

During the six months ended September 30, 2009 and 2008, cash used in investing activities were $12.5 million and $18.6 million, respectively. The major expenditures included acquisition, exploration and development expenditures of $7.7 million (six months ended September 30, 2008 -$35.4 million); purchase of marketable securities of $1.3 million (six months ended September 30, 2008 - $nil); increase of long-term prepaid of $2.0 million(six months ended September 30, 2008 -decreased of $0.6 million).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Financing activities used $6.1 million in Q2 2010 (Q2 2009 - $14.4 million). Major cash disbursements were: $2.8 million quarterly cash dividend to the shareholders of the Company (Q2 2009 - $nil); $3.3 million cash distribution to non-controlling interest holders (Q2 2009 – $11.2 million); and share repurchase of $nil (Q2 2009 - $4.4 million).

During the six months ended September 30, 2009 cash used in financing activities was $6.6 million (six months ended September 30, 2008 - $18.9 million), and mainly consisted of: cash distribution to non-controlling interest holder of $3.3 million (six months ended September 30, 2008 - $11.2 million); cash dividend to the shareholders of Silvercorp of $5.5 million (six months ended September 30, 2008 - $nil); offset by a bank loan of $2.9 million (six months ended September 30, 2008 - $nil), and share repurchase of $nil (six months ended September 30, 2008 - $9.1 million).

(d) Commitments

In addition to the commitments otherwise disclosed in these financial statements, the Company has commitments related to leasehold obligations of $1.3 million over the next five years as follows:

For the period ending 2010: $141; 2011: $285; 2012: $308; 2013: $342; and 2014: $251.

(e) Available Sources of Funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Fair value

The fair values of financial instruments at September 30, 2009 and March 31, 2009 are summarized as follows:

	September 30, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$49,816	$49,816	$41,470	$41,470
Short term investments	29,203	29,203	23,962	23,962
Restricted cash	-	-	1,025	1,025
Loans and receivables
Accounts receivables	1,235	1,235	2,213	2,213
Amounts due from related parties	362	362	249	249
Available for sale
Long term investments
Dajin Resources Corp.	93	93	24	24
Luoyang Yongning Smelting Co. Ltd.	6,882	6,882	-	-
Other investments	1,378	1,378	-	-

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$8,740	$8,740	$8,533	$8,533
Deposits received	3,054	3,054	1,290	1,290
Dividends payable	3,020	3,020	2,564	2,564
Amounts due to related parties	4,014	4,014	7,353	7,353
Bank loan and notes payable	2,929	2,929	658	658

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade term of these instruments. The fair values of investment in publicly traded companies are based on the quoted market prices. The fair value of the investment in Luoyang Yongning Smelting Co. Ltd. represents the amount the Company invested in Yongning as the smelter is still in construction stage.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Liquidity risk

The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2009	March 31, 2009
	Within a year
Accounts payable and accrued liabilities	$8,740	$8,533
Deposits received	3,054	1,290
Dividends payable	3,020	2,564
Amounts due to related parties	4,014	7,353
Bank loan and notes payable	2,929	658
	$21,757	$20,398

(c)	Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US dollars while the Canadian dollar is considered its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the US dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	September 30, 2009	March 31, 2009
Canadian dollars	$29,749	$43,111
United States dollars	29,186	9,498
Chinese renminbi	30,033	16,332
Hong Kong dollars	1	2
Total financial assets	$88,969	$68,943

Canadian dollars	$3,266	$3,092
United States dollars	86	14
Chinese renminbi	18,405	17,292
Total financial liabilities	$21,757	$20,398

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at September 30, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the Canadian dollar would have increased (decreased) net income by approximately $0.1 million and increased (decreased) other comprehensive income by $0.1 million.

As at September 30, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.3 million and increase (decreased) other comprehensive income by $0.7 million.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity. The Company holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. The Company also drew on the line of credit bears an annual interest rate of 5.841%. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2009.

(e)	Credit risk

The Company is exposed to credit risk primarily associated to accounts receivables, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and aging of accounts receivable are less than 30 days.

Occasionally, the Company disposes of exploration permits of abandon projects. The Company undertakes credit evaluations at each time of disposition. As at September 30, 2009, $nil (March 31, 2009 - $790 (also see note 6)) represented such receivables. The aging was within 1 year.

As at September 30, 2009, the Company did not hold any asset-backed commercial paper.

(f)	Price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at September 30, 2009, a 10% fluctuation in the market price of the securities held, ignoring any foreign currency risk would have resulted in an increase (or decrease) to net income of approximately $0.7 million.

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in the Management’s Discussion and Analysis are as follows:

Amount due from related parties		September 30, 2009		March 31, 2009
New Pacific Metals Corp. (a)			$142	$30
Weigemingda Mining Co. Ltd.(f)			220	219
			$362	$249

Amount due to related parties		September 30, 2009		March 31, 2009
Henan Non-ferrous Geology Bureau (b)			$3,897	$7,187
Quanfa Exploration Consulting Services Ltd. (c)			117	117
R. Feng Consulting Ltd. (e )			-	49
			$4,014	$7,353
Three months ended September 30,			Six months ended September 30,
Transactions with related parties	2009	2008	2009	2008
New Pacific Metals Corp. (a)	$53	$497	$88	$873
Henan Non-ferrous Geology Bureau (b)	3,292	10,146	3,292	10,146
Qinghai Non-ferrous Geology Bureau (g)	-	-	-	17
Quanfa Exploration Consulting Services Ltd. (c)	-	270	88	270
Gao Consulting Ltd.(d)	-	52	-	114
McBrighton consulting Ltd.(d)	48	-	92	-
R. Feng Consulting Ltd. (e)	81	97	163	183
	$3,474	$11,062	$3,723	$11,603

(a)
New Pacific Metals Corp. is a publicly traded company with a director and officer in common with the Company. Further to a services and cost reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2009, the Company recovered $53 (three months ended September 30, 2008 - $54) and $88 respectively (six months ended September 30, 2008 - $121) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

(b)
Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. The balance of $3,897 (March 31, 2009 - $7,187) owed to Henan Geology Bureau as at September 30, 2009 represented the dividend declared by Henan Found during the year ended March 31, 2009. During the three and six months ended September 30, 2009, Henan Found distributed $3,292 (three and six months ended September 30, 2008 - $10,146) to Henan Geology Bureau.

(c)
Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the three and six months ended September 30, 2009, the Company paid $nil and $88 (three and six months ended September 30, 2008 - $270 and $270, respectively) to Quanfa for its consulting services.

(d)
During the three and six months ended September 30, 2009, the Company paid $nil (three and six months ended September 30, 2008 - $52 and $114, respectively) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the three and six months ended September 30, 2009, the Company paid $48 and $92, respectively (three and six months ended September 30, 2008 - $nil) to McBrighton Consulting Ltd., a private company controlled by the same director of the Company for consulting services.

(e)
During the three and six months ended September 30, 2009, the Company paid $81 and $163 (three and six months ended September 30, 2008 - $97 and $183) respectively to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)	During the fiscal year 2009, the Company advanced $220 to Weigemingda Mining Co. Ltd., a non-controlling interest holder of Guangdong Found.

(g)
During the three and six ended September 30, 2009, the Company paid $nil (three and six months ended September 30, 2008 - $nil and $17) to Qinghai Non-ferrous Geology Bureau, the minority shareholder of Qinghai Found.

The transactions with related parties are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

10.	Adoption of New Accounting Standards

(a) Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 “Revenues and Expenditures in the Pre-operating Period” (“EIC-27”) was withdrawn.

The standard is effective for the Company’s fiscal year beginning April 1, 2009. Adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

(b) Financial Instruments – Recognition and Measurement

On June 17, 2009, the Accounting Standards Board of Canada (“AcSB”) released Embedded Derivatives on Reclassification of Financial Assets, amending Section 3855, Financial Instruments –Recognition and Measurement. The amendment indicates that contracts with embedded derivatives cannot be reclassified out of the held for trading category if the embedded derivative cannot be fair valued. The standard is effective for reclassifications made on or after July 1, 2009. The adoption of this standard did not have a significant effect on the unaudited consolidated financial statements.

11.	Future Accounting Changes

(a) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective April 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

These standards are effective April 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations”. The Company is currently assessing the impacts to its consolidated financial statements upon adoption of this new accounting guidance.

(b) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company plans to adopt IFRS for fiscal years beginning April 1, 2011.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company’s current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS is in progress and the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by a conversion to IFRS and the impact of these changes on its financial disclosures.

(c) Financial Instruments - Disclosures

In June 2009, the AcSB amended Section 3862, Financial Instruments – Disclosures, to converge with Improving Disclosures about Financial Instruments (Amendments to IFRS 7). The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments. This standard will be effective for the annual consolidated financial statements of Silvercorp for the annual period ending March 31, 2010. It is not anticipated that the impacts of adopting this standard will be significant, as many of the expanded disclosure requirements are already provided as part of the Company’s existing financial instrument disclosures.

12.	Other MD&A Requirements

Additional information relating to the Company:
(a) may be found on SEDAR at www.sedar.com;
(b) may be found at the Company’s web-site www.silvercorpmetals.com;
(c) may be found in the Company’s Annual Information Form; and,
(d) is also provided in the Company’s annual audited consolidated financial statements for the years ended March 31, 2009 and 2008.

13.	Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value
Issued and outstanding – 162,393,252 common shares with a recorded value of $135.9 million

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
189,999	0.22	January 25, 2010
450,000	0.63	February 28, 2010
10,000	5.99	July 2, 2010
405,399	4.32	July 23, 2011
42,000	4.43	August 28, 2011
669,204	6.74	April 10, 2012
90,000	6.95	October 1, 2012
105,100	9.05	January 16, 2013
50,000	7.54	May 13, 2013
455,000	5.99	July 1, 2013
146,667	3.05	October 1, 2013
1,078,083	2.65	April 20, 2014
3,691,452

14.	Other Risks and Uncertainties

(a) Political and Country Risk

The Company conducts its operations in China and is potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations. The Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include, but are not limited to: levies and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

(b) Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits and such failure may materially adversely affect the Company’s business, results of operations or financial condition.

(c) Risk Factors

The Company is subject to other risks that are outlined in the Annual Information Form 51-102F2, Short Form Prospectus, and the NI 43-101 technical reports, which are available on SEDAR at www.sedar.com.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.	Controls and Procedures

(a) Internal Controls over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for designing disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”) as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. As at September 30, 2009, the CEO and CFO have evaluated the effectiveness of the Company’s DC&P and ICFR using the internal control integrated framework issued the Committee of Sponsoring Organization of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and effectiveness of the Company’s DC&P and ICFR are ineffective due to the weakness discussed below with respect to ICFR.

The success of the Company’s vision and strategy of continuing growth through increasing mine production and expanding resources through exploration of existing projects and continuing acquisition is dependent on senior management. As such, senior management plays a significant role in maintaining efficient daily operations, negotiating and finalizing mining project acquisition. This concentration of leadership, or lack of segregation of duties, creates risk in terms of measurement and completeness of transactions as well as the possibility of non-compliance with existing controls, either of which may lead to the possibility of inaccurate financial reporting.

Furthermore, the Company did not maintain appropriate information system controls and procedures in areas such as system changes, logic access, security and controls over Excel spreadsheets. This creates a risk of inaccurate, unauthorized and incomplete financial data, which would affect the Company’s financial reporting. The Company is in the process of implementing certain policies and procedures to help standardize and manage system change processes, user access and security, users access review, to enhance the overall control environment and to document its internal control process and procedures.

As a result, management believes weakness related to information system will be effectively remediated. The one remaining weakness, being the lack of segregation of duties, continues to exist. Management continues to evaluate remediation plans for the above control deficiency and expects to continue these efforts to further strengthen the Company’s internal controls in fiscal year 2010 and beyond.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

(b) Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Interim Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, General Manager, China Operations
Greg Hall, Director
Robert Gayton, Director

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three and six months ended September 30, 2009
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Outlook

For the remainder of fiscal year 2010, the Company’s production outlook is 204,000 tonnes, of which 160,000 tonnes will be mined from the Ying mine and 44,000 tonnes will come from the HPG, TLP and LM mines combined. This will bring total production for the entire fiscal year to 410,000 tonnes, in-line with the Company’s annual production forecast.

At the Ying Mine, the Company produced 2.2 million ounces of silver, 29 million pounds of lead and 7 million pounds of zinc for the six months ended September 30, 2009. As the actual metal production exceeded our forecasts for the first half of fiscal year 2010, the Company is revising its annual production forecast for the Ying Mine to 4.5 million ounces of silver, 58 million pounds of lead and 14 million pounds of zinc.

The Company will continue to focus on mine development at the TLP, LM and HPG mines, where development activities were partially resumed in May 2009. Through the extraction of by-product ores during mine development from these three mines, the Company expects an additional 0.2 million to 0.5 million ounces of silver to be produced from these mines for the remainder of the year, bringing consolidated silver production for the entire fiscal year to 4.7 million to 5.0 million ounces.

For the second half of fiscal 2010, capital expenditures are budgeted at $8 million, of which $5 million will be used for exploration drilling and development at the Ying mine and $3 million for exploration drilling and mine development at the TLP, LM and HPG mines. The Company is also carrying out a regional IP geophysics program at the Ying Mining Camp with the aim of defining drill targets outside the current mining areas.

At the GC project in Guangdong Province, China, the Company is currently focusing on permitting and design for mine and mill construction. For the second half of fiscal year 2010, the Company has budgeted approximately $3 million for the GC project.

Silvercorp continues to pursue future growth opportunities by carrying out an aggressive exploration program within the existing exploration and mining permit areas and seeking out acquisitions projects in China and other jurisdictions.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan” “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, currency fluctuations, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading “Outlook”. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Page 25